Exhibit 99.1
Riskified Announces the Appointment of Ronen Assia to its Board of Directors
NEW YORK — June 29, 2026 — Riskified (NYSE: RSKD), a leader in ecommerce fraud and risk intelligence, today announced the appointment of Ronen Assia as an independent director to its Board of Directors, effective June 25, 2026.
Mr. Assia currently serves as Managing Partner at Team8, a global venture group, where he builds and invests in financial infrastructure companies. Mr. Assia is also co-founder of eToro (NASDAQ: ETOR), the world's leading social investment network, and currently serves as its Executive Director. He holds a BA in Industrial Design from Bezalel Academy of Arts and Design and an MA in Product Design from the Royal College of Art in London.
“We are delighted to welcome Ronen to our Board,” said Eido Gal, Chairman and Chief Executive Officer of Riskified. “For more than two decades, Ronen has built and scaled technology products that have set the bar for design, simplicity and user experience on a global scale. As we continue investing in our platform, his perspective and expertise will be a tremendous asset.”
Mr. Assia brings extensive product design and industry expertise to Riskified as the Company continues expanding its AI-powered fraud and risk intelligence platform and deepening its presence across the global ecommerce ecosystem. His experience building category-defining platforms is expected to help inform the Company’s product innovation strategy and further enhance the merchant experience.
“I am honored to join the Riskified Board at such an important moment for the Company,” said Mr. Assia. “Riskified has established itself as a leader by combining deep data science with a relentless focus on the merchant experience. As fraud prevention and risk decisioning evolve toward autonomous, agentic AI systems, I believe Riskified’s identity intelligence and AI risk agents like ARIA provide a strong foundation for the next phase of innovation, uniquely positioning the company to help merchants stay protected while delighting customers across every digital interaction. I look forward to working with Eido, Assaf and my fellow directors to support the Company’s continued growth and long-term value creation.”
The Board of Directors regularly evaluates its composition to ensure it maintains an appropriate mix of skills, qualifications, and diversity of backgrounds to effectively oversee the Company’s business and long-term strategy. Following this appointment, Riskified’s Board of Directors will consist of nine directors, seven of whom qualify as “independent” under the listing rules of the New York Stock Exchange.

About Riskified
Riskified (NYSE: RSKD) empowers businesses to unleash ecommerce growth by outsmarting risk. Many of the world’s biggest brands and publicly traded companies selling online rely on Riskified for guaranteed protection against chargebacks, to fight fraud and policy abuse at scale, and to improve customer retention. Developed and managed by the largest team of ecommerce risk analysts, data scientists, and researchers, Riskified’s AI-powered fraud and risk intelligence platform analyzes the individual behind each interaction to provide real-time decisions and robust identity-based insights. Learn more at ir.riskified.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied.

Investor Relations:
ir@riskified.com

Corporate Communications:
Or Shmueli
Public Relations Manager
press@riskified.com